Filed by Watson Wyatt Worldwide, Inc.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company (Commission File No. 333-161705)

To:	All Watson Wyatt Associates Worldwide
From:	John Haley
Timing:	November 23, 2009
Subject:	SEC review completed for our proposed merger with Towers Perrin

As I announced previously, on Monday, November 9, 2009, the US Securities and Exchange Commission declared effective the registration statement on Form S-4 regarding our proposed merger with Towers Perrin.  This is a key milestone in our progress toward holding shareholder meetings to vote on the merger and finalize the transaction that will bring together our two firms.

This milestone enabled both companies to commence mailing to shareholders a joint proxy statement/ prospectus to approve the proposed merger. The Watson Wyatt shareholder meeting is scheduled for Friday, December 18, 2009 at 10:00 a.m. Mailing of the proxy materials to Watson Wyatt shareholders commenced on November 9, 2009.

I strongly encourage those of you who do hold Watson Wyatt stock to vote. Please see the integration planning site if you have questions regarding how to vote [link to Q&A below]

Towers Perrin will also conduct its shareholder meeting on Friday, December 18, 2009 at 9:00 a.m. We anticipate knowing the outcome of both votes that day.  Once both votes and meetings are completed, the transaction will be subject to any remaining regulatory approvals and closing conditions as described in the merger agreement. For example, clearance by the European Commission is still pending. After satisfying those conditions, we expect to close as soon as practicable thereafter.

I am excited about the future and firmly believe Towers Watson will be well positioned in the marketplace to deliver on the level of quality and results that our clients expect in the areas of Benefits, Risk & Financial Services and Talent and Reward. The business fit between the two companies is complementary and as we progress with integration planning, I continue to feel confident that the proposed merger with Towers Perrin will be a successful one, allowing us to more quickly achieve our strategy for growth, position us for marketplace success and increase our geographic footprint and services.  I’m proud to lead this effort, which I believe will create an organization that will be among the world’s leading professional services firms.

John

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations.  Additional risks and factors are identified under “Risk Factors” in the joint proxy statement/prospectus included in the amended registration statement on Form S-4/A filed by Jupiter Saturn Holding Company on November 9, 2009 with the Commission and under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009 with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was released on November 23, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.

You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.

Proxy Process Q&A
Watson Wyatt Special Meeting of Stockholders, Scheduled for December 18, 2009

•                  How will I receive my Proxy Information?

•                  Why did I receive more than one set of Proxy Materials?

•                  Please vote all the proxy cards you receive. Why?

•                  How do I vote by mail, telephone or through the Internet?

•                  How is the 12-digit control number used in telephone and electronic voting?

•                  Can I vote by telephone or electronically through the Internet even if my proxy card is received by mail?

•                  How is the PIN number used to vote electronically through the Internet?

•                  What do I do if I lose my PIN or I can’t remember it? How do I find out what my PIN is?

•                  If I lose my proxy materials, how can I get another copy?

•                  What is the deadline for voting?

•                  Whom do I call if I have further questions about voting, the special meeting or the merger?

•                  Whom should I talk to if I have questions about Watson Wyatt Worldwide, Inc. stock?

Return to Stock Home Page

How will I receive my Proxy Information?

Watson Wyatt associate shareholders will receive their Proxy materials by mail, even if they have signed up to have their proxy materials delivered electronically in connection with annual meetings.

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Why did I receive more than one set of Proxy Materials?

Some associate shareholders may receive more than one ballot by regular mail because the shares may be held in different ways, both beneficial and registered.

Beneficial Shares include class A shares that: (i) are former B-1 or B-2 shares, ESPP shares or options exercised, which are held in accounts at Morgan Stanley Smith Barney, including shares that are subject to lock-up agreements; (ii) were transferred to another broker from Morgan Stanley Smith Barney; and/or (iii) were purchased on the open market and which are held at Morgan Stanley Smith Barney or with another broker.

Registered Shares include shares that are: (i) class A shares (former B-1 and B-2 shares that converted in October 2001 and in October 2002) held in paper certificates or book entry on the records of the Company’s transfer agent, American Stock Transfer.

Regardless of how many proxy ballots you receive, it is very important you vote all your proxies promptly.

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Please vote all the proxy cards you receive. Why?

If you receive more than one proxy card, but only vote one of the proxy cards, all the shares that you own will not be voted. To ensure that all your shares will be voted at the Special Meeting, please vote all proxy cards received. You may vote by mail, by phone or through the Internet.

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How do I vote by mail, telephone or through the Internet?

By mail. Mark, sign and date your proxy card and return it in the postage-paid envelope provided in your package to: Watson Wyatt Worldwide, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NJ 11717.

Or

By telephone. In the United States and Canada, you may call toll-free 1-800-690-6903 on any touch-tone telephone to authorize the voting of your shares. You may call 24 hours a day, 7 days a week. You will be prompted to enter the 12-digit control number printed on your ballot and follow the simple instructions. You may submit your vote in this manner no later than 11:59 p.m. EST on Thursday, December 17, 2009.

Or

Electronically through the Internet. Access the website at www.proxyvote.com to authorize the voting of your shares. You may access the site 24 hours a day, 7 days a week. You will be prompted to enter the 12-digit control number provided; then just follow the simple instructions. You may submit your vote in this manner no later than 11:59 p.m. EST on Thursday, December 17, 2009.

If you vote by telephone or electronically through the Internet, you should NOT mail back the proxy form.

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How is the 12-digit control number used in telephone and electronic voting?

Every proxy card will have a 12-digit control number so you can vote by telephone or electronically through the Internet. This control number ensures that each vote is counted accurately. If you lose the control number, please send an email to the proxy mailbox, wwproxy@watsonwyatt.com and request the control number be sent to you.

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Can I vote by telephone or electronically through the Internet even if my proxy card is received by mail?

Yes, every proxy card will contain a 12-digit control number.  You may vote electronically through the Internet or by telephone using the 12-digit control number and by following the instructions provided on the proxy card.

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How is the PIN number used to vote electronically through the Internet?

PIN numbers are 4-digit numbers assigned to every shareholder as a secondary control in the electronic voting process. This is another way to prevent someone from voting shares that do not belong to them.

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What do I do if I lose my PIN or I can’t remember it? How do I find out what my PIN is?

If you do not have a PIN, or can’t remember it, you can log on to the proxy voting website at www.proxyvote.com. You may access the site 24 hours a day, 7 days a week. On the webpage, enter your 12-digit control number, and then check the box requesting a PIN. It will be emailed to you. After you get your PIN by email, you may proceed to the website www.proxyvote.com and vote your proxy.

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If I lose my proxy materials, how can I get another copy?

You may request a copy from:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Phone Number: (877) 825-8631 (toll-free)

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What is the deadline for voting?

For electronic and telephone voting, the deadline is 11:59 p.m. EST on Thursday, December 17, 2009. For voting by mail, please return the ballot in the envelope provided with ample time to ensure delivery to Broadridge so that is received no later than Thursday, December 17, 2009.

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Whom do I call if I have further questions about voting, the special meeting or the merger?

If you have questions about the merger or need assistance voting your shares, you should contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Phone Number: (877) 825-8631 (toll-free)

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Whom should I talk to if I have questions about Watson Wyatt Worldwide, Inc. stock?

For information regarding your Watson Wyatt Worldwide, Inc. stock, your account number, or to get answers to your questions about your stock accounts, please see the contact information below. Registered stock account information is maintained by the transfer agent, American Stock Transfer. Beneficial stock account information is maintained by Morgan Stanley Smith Barney or your personal broker. Watson Wyatt does not maintain information about your stock account numbers or stock balances.

Registered:

For information regarding your shares if held in paper certificates, you should contact the Company’s transfer agent, American Stock Transfer, at 800-937-5449 or 718-921-8124.

Beneficial:

For information regarding your class A shares, your stock option account, or your ESPP account, please contact Morgan Stanley Smith Barney at 1-800-367-4777, or outside the U.S. at 1-212-615-7835. You can also get in touch with Morgan Stanley Smith Barney via their benefits access website at http://www.benefitaccess.com, or at Morgan Stanley Smith Barney’s general website, located at http://www.smithbarney.com.

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Where You Can Find Additional Information

This communication was released on November 23, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.

You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.